                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                              Dominion Homes, Inc.
                              --------------------
                                (Name of Issuer)

                        Common Shares, Without Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   257386 10 2
                                ----------------
                                 (CUSIP Number)

                                 Terry E. George
                     Vice President, Secretary and Treasurer
                               BRC Properties Inc.
                                5501 Frantz Road
                               Dublin, Ohio 43017
                                 (614) 761-6000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2003
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 pages
                        Exhibit Index Appears on Page 15

CUSIP No. 257386 10 2                                         Page 2 of 15 pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  BRC Properties Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    None
8.       SHARED VOTING POWER:               3,920,424 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               None
10.      SHARED DISPOSITIVE POWER:          3,920,424 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,920,424 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):              ____

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  47.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO

CUSIP No. 257386 10 2                                         Page 3 of 15 pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  David S. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    11,040 (See Note 2)
8.       SHARED VOTING POWER:               3,920,424 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               11,040 (See Note 2)
10.      SHARED DISPOSITIVE POWER:          3,920,424 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,931,464 shares (See Note 3)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  47.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 4 of 15 pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Douglas G. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    77,000 (See Note 4)
8.       SHARED VOTING POWER:               3,920,424 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               88,443 (See Notes 4 and 5)
10.      SHARED DISPOSITIVE POWER:          3,920,424 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,008,867 shares (See Note 6)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

                  Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  48.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 5 of 15 pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Donald A. Borror

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    30,000 (See Note 7)
8.       SHARED VOTING POWER:               3,920,424 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               67,547 (See Notes 7 and 8)
10.      SHARED DISPOSITIVE POWER:          3,920,424 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,987,971 shares (See Note 9)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  48.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

CUSIP No. 257386 10 2                                         Page 6 of 15 pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Terry E. George

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                    23,000 (See Note 10)
8.       SHARED VOTING POWER:               3,920,424 (See Note 1)
9.       SOLE DISPOSITIVE POWER:               23,000 (See Note 10)
10.      SHARED DISPOSITIVE POWER:          3,920,424 (See Note 1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,943,424 shares (See Note 11)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

                  Not applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  48.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

                       Notes to Cover Page of Schedule 13D

Note 1. BRC Properties Inc. ("BRC") has shared voting and dispositive power with respect to 3,920,424 of the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc. ("Dominion Homes") owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,920,424 Shares owned by BRC. See Notes 3, 6, 9 and 11.

Note 2.  David S. Borror has sole voting power with respect to 11,040 Shares.

Note 3. David S. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 1, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 26.4% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC, and is the sole trustee of an irrevocable trust which owns 18.2% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

Note 4.  Douglas G. Borror has sole voting power with respect to 77,000 Shares.

Note 5. Douglas G. Borror has sole dispositive power with respect to the 77,000 Shares discussed in Note 4 and with respect to 11,443 Shares held in his account under the Dominion Homes, Inc. Retirement Plan and Trust (the "Retirement Plan")

Note 6. Douglas G. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 1, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 48.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

Note 7.  Donald A. Borror has sole voting power with respect to 30,000 Shares.

Note 8. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 7 and with respect to 37,547 Shares held in his account under the Retirement Plan.

Note 9. Donald A. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 1, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

Note 10. Terry E. George has sole voting and dispositive power with respect to 23,000 Shares.

Note 11. Terry E. George disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 1, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 6.6% of

                               Page 7 of 15 pages
the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

                               Page 8 of 15 pages

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion Homes"). The address of the principal executive offices of Dominion Homes is 5501 Frantz Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.

         The persons filing this Schedule 13D are BRC Properties Inc. ("BRC"), David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George.

         A. BRC is an Ohio corporation engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 5501 Frantz Road, Dublin, Ohio 43017.

         The following list sets forth the directors and executive officers of
BRC:

               1. David S. Borror is a Director and the President of BRC. His business address is 5501 Frantz Road, Dublin, Ohio 43017, and he is the Executive Vice President of Dominion Homes, a single family homebuilding company. David S. Borror is a citizen of the United States of America.

               2. Douglas G. Borror is a Director and the Vice President of BRC. His business address is 5501 Frantz Road, Dublin, Ohio 43017, and he is the Chairman and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

               3. Donald A. Borror is a Director of BRC. His business address is 5501 Frantz Road, Dublin, Ohio 43017, and he is the Chairman Emeritus of Dominion Homes. Donald A. Borror is a citizen of the United States of America.

               4. Terry E. George is the Vice President, Secretary and Treasure of BRC. His business address is 5501 Frantz Road, Dublin, Ohio 43017, and he is a Senior Vice President and the Treasurer of Dominion Homes. Terry E. George is a citizen of the United States of America.

         B. David S. Borror's background is described in Item 2(A)(1) above.

         C. Douglas G. Borror's background is described in Item 2(A)(2) above.

         D. Donald A. Borror's background is described in Item 2(A)(3) above.

         E. Terry E. George's background is described in Item 2(A)(4) above.

         F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George have been convicted in a criminal proceeding.

         G. During the last five years, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 9 of 15 pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Since the date of the initial filing of this Schedule 13D, BRC, David
S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George have made periodic purchases and sales of Shares through privately negotiated transactions, through open-market transactions and indirectly through the Dominion Homes, Inc. Retirement Plan and Trust, as the case may be. Each of these acquisitions of Shares has been made for investment purposes using the working capital of BRC or the personal resources of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, as the case may be.

         On February 12, 2003, BRC purchased 70,000 Shares in a privately negotiated transaction at a price of $12.05 per Share. The working capital of BRC was used to pay the purchase price for the Shares.

         Item 4.   Purpose of Transaction.

         Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George may at any time and from time to time, subject to any applicable law, purchase additional Shares and may dispose of any or all Shares. Any such purchase or disposition may be made in the open market or in privately negotiated transactions. Except as set forth above, none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George may, at any time and from time to time, review or reconsider its or his position with respect to Dominion Homes, and formulate plans or proposals with respect to any such matter, but none of BRC, David S. Borror, Douglas G. Borror, Donald A. Borror or Terry E. George has any present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (A)(B) Beneficial Ownership of Shares:

                                 Shares                      Percent of
Person                     Beneficially Owned           Outstanding Shares (1)
------                     ------------------           ------------------
BRC                        3,920,424 (2)                        47.8%
David S. Borror            3,931,464 (2)(3)(5)                  47.9%
Douglas G. Borror          4,008,867 (2)(3)(4)(5)               48.9%
Donald A. Borror           3,987,971 (2)(3)(4)(5)               48.6%
Terry E. George            4,943,424 (2)(3)(5)                  48.1%

(1) Based on a total of 8,202,691 issued and outstanding Shares.

(2) BRC has shared voting and dispositive power with respect to 3,920,424
Shares owned by BRC. Each of David S. Borror, Douglas G. Borror, Donald A. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 3,920,424 Shares owned by BRC. See Note 5.

(3) David S. Borror has sole voting and dispositive power with respect to 11,040 Shares.

    Douglas G. Borror has sole voting power with respect to 77,000 Shares.

    Donald A. Borror has sole voting power with respect to 30,000 Shares.

                               Page 10 of 15 pages

    Terry E. George has sole voting and dispositive power with respect to 23,000 Shares.

(4) Douglas G. Borror has sole dispositive power with respect to the 77,000 Shares discussed in Note 3 and with respect to 11,443 Shares held in his account under the Retirement Plan. Donald A. Borror has sole dispositive power with respect to the 30,000 Shares discussed in Note 3 and with respect to 37,547 Shares held in his account under the Retirement Plan.

(5) David S. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 2, and this report shall not be deemed an admission that David
S. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 26.4% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC and is the sole trustee of an irrevocable trust which owns 18.2% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

    Douglas G. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 2, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of those Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 48.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

    Donald A. Borror disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 2, and this report shall not be deemed an admission that Donald A. Borror is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

    Terry E. George disclaims beneficial ownership of the 3,920,424 Shares discussed in Note 2, and this report shall not be deemed an admission that Terry
E. George is the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 6.6% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

    (C) See Item 3 and Item 4 of this Schedule 13D above.

    (D) Not applicable.

    (E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


    BRC and its shareholders are parties to a Close Corporation Agreement (the "BRC Agreement") that governs the operation of BRC and certain relations among its shareholders. The BRC Agreement provides that all of the voting power of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Donald A. Borror and Douglas G. Borror jointly until the death or incapacity of either of them and, thereafter by the other of them solely. David S. Borror has the right to appoint the directors of BRC in the event Douglas G. Borror and Donald A. Borror are both deceased or incapacitated and, in such event, it is anticipated that David S. Borror will appoint an advisory committee of the then existing members of the executive committee of Dominion Homes to assist him with material decisions affecting BRC, including issues involving BRC's ownership of Shares.

                               Page 11 of 15 pages

     Under the provision s of the BRC Agreement, David S. Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the shares of BRC, absent his removal for "cause" within the meaning of the BRC Agreement. As long as he continues to hold at least 10% of the shares of BRC and as long as BRC has the ability to elect at least two directors of Dominion Homes, BRC also is required to use its best efforts to elect David S. Borror as a director of Dominion Homes. The BRC Agreement generally prohibits the transfer of shares of BRC to persons who are not members of the Borror family unless certain procedures are followed. BRC is required to purchase all of Terry E. George's shares in the event of his death or incapacity and has the right to purchase Terry E. George's shares at any time. BRC also is required to purchase a certain number of shares from the estates of Borror family members. Under certain conditions, Borror family members who are not employed by BRC have the right to require BRC to repurchase shares from them. In certain instances, the obligation of BRC to repurchase shares may be assumed by certain Borror family shareholders.

     Dominion Homes and BRC are parties to a Shareholder Agreement (the "Shareholder Agreement'), dated January 20, 1994 pursuant to which BRC has the right, from time to time, to demand that Dominion Homes register for sale Shares owned by BRC. Each request by BRC for a demand registration must cover at least 10% of the Shares owned by BRC and at least 5% of the Dominion Homes' then outstanding Shares. Without Dominion Homes' consent (exercised by a majority of its independent directors), Dominion Homes is not obligated to cause a demand registration to be effected within 18 months after the consummation of a prior demand registration. BRC also will have incidental, or piggy-back, registration rights if Dominion Homes proposes to register any of its equity securities (other than registrations involving employee benefit plans) for its own account or for the account of any other shareholder. BRC will pay all of its own legal expense and the first $25,000 of the other expenses of a piggy-back registration and Dominion Homes will pay the remaining expenses of a piggy-back registration. Both the demand and piggy-back registration rights will be subject to customary underwriting and holdback provisions and will expire on March 9, 2004.

                              Page 12 of 15 pages

Item 7.  Material to be Filed as Exhibits:

     Exhibit 1 - Joint Filing Agreement, dated August 13, 1997, among Borror Realty Company, David S. Borror, Douglas G. Borror, Donald A. Borror and Terry
E. George (Incorporated by reference to Exhibit 1 to the Schedule 13D previously filed with the Commission on August 14, 1997, to which this Amendment No. 5 relates).

     Exhibit 2 - First Amended and Restated Close Corporation Agreement of BRC dated September 13, 2001 (Incorporated by reference to Exhibit 2 to Amendment No. 4 to the Schedule 13D previously filed with the Commission on July 8, 2002, to which this Amendment No. 5 relates).

     Exhibit 3 - Shareholder Agreement, dated January 20, 1994, between Dominion Homes and BRC (Incorporated by reference to Exhibit 3 to the Schedule 13D previously filed with the Commission on August 14, 1997, to which this Amendment No. 5 relates).

                              Page 13 of 15 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2003              BRC PROPERTIES INC.



                                     By: /s/ Terry E. George
                                         -----------------------------
                                         Terry E. George
                                         Vice President, Secretary and Treasurer


                                     /s/ David S. Borror
                                     ---------------------------------
                                     David S. Borror


                                     /s/ Douglas G. Borror
                                     ---------------------------------
                                     Douglas G. Borror


                                     /s/ Donald A. Borror
                                     ---------------------------------
                                     Donald A. Borror


                                     /s/ Terry E. George
                                     ---------------------------------
                                     Terry E. George

                              Page 14 of 15 pages

                                  EXHIBIT INDEX

Exhibit                   Description
Number                    of Exhibit                                    Page

1                         Joint Filing Agreement,                          *
                          dated August 13, 1997

2                         First Amended and Restated
                          Close Corporation Agreement                      *
                          of BRC dated September 13, 2001

3                         Shareholder Agreement,                           *
                          dated January 20, 1994


---------------------------
* Previously filed and incorporated by reference.

                              Page 15 of 15 pages